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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 AVENUE OF THE AMERICAS ROCKEFELLER CENTER 8TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN PHILLIP FUCHS **818-531-1310**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **NORMAN PHILLIP FUCHS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Public Notary

NATHAN PINKHASOV
NOTARY PUBLIC STATE OF NEW YORK
NO. 02PI6039564
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES AUGUST 22, 2022

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2019

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Hamershlag Sulzberger Borg Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamershlag Sulzberger Borg Capital Markets, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamershlag Sulzberger Borg Capital Markets, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamershlag Sulzberger Borg Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Hamershlag Sulzberger Borg Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamershlag Sulzberger Borg Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II (see page numbers 9 & 10) have been subjected to audit procedures performed in conjunction with the audit of Hamershlag Sulzberger Borg Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Hamershlag Sulzberger Borg Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Hamershlag Sulzberger Borg Capital Markets, Inc.'s auditor since 2018.

Maitland, Florida

August 3, 2020

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash and cash equivalents	$	50
Pre-paid Expenses		62
Total Assets		112

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses		42,596
Total Liabilities		42,596
STOCKHOLDER'S EQUITY		
Common stock $.01 par value, 25,000,000 shares Authorized 1,000,000 shares issued and outstanding		10,000
Additional paid-in capital		230,472
Retained Earnings		(282,956)
Total Stockholders' Equity		(42,484)
Total Liabilities and Stockholders' Equity	$	112

See accompanying notes to the financial statements

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

Income	0
Expense	
Regulatory Fees & Exchange Dues	26,788
Rent Expense	2,634
Office Expense	186
Professional Fees - Accounting	13,607
Professional Fees - Audit	3,500
Professional Fees - Legal	11,820
Professional Fees - Other	1,829
Taxes	(53)
Total Expense	60,311
Net Income (LOSS)	$ (60,311)

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Stocks				
	Number of Shares	Amount	Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
Balance December 31, 2018	2,600.	$. 10,000	$ 186,151	(222,645)	$ (26,494)
Net Income (Loss)				(60,311)	(60,311)
Capital Contribution			44,321		44,321
Balance December 31, 2019			$ 230, 472	$ (282,956)	$ (42,484)

See accompanying notes to the financial statements

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

OPERATING ACTIVITIES	
Net loss	$ (60,311)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in operating assets:	
Other assets	(62)
Decrease in operating liabilities:	
Accrued expenses and other liabilities	15,724
TOTAL ADJUSTMENTS	(44,649)
NET CASH USED BY OPERATING ACTIVITIES	(44,649)
FINANCING ACTIVITIES	
Member contributions	44,321
NET CASH USED BY FINANCING ACTIVITIES	44,321
NET DECREASE IN CASH	(328)
CASH - BEGINNING OF YEAR	378
CASH - END OF YEAR	$ 50

See accompanying notes to the financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC. (the Company) operates a floor brokerage business on the floor of the New York Stock Exchange, Inc. The Company is owned by Stephen Perciballi 75.1% and LMJ Holdings, Inc ("LMJ") 24.9%. The Company has been inactive for several years and currently is not conducting business.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes – Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2019, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2014-2019 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies as of December 31, 2019.

NOTE 3 – LEASES

The Company has a month to month to operating lease agreement for office space. The lease is cancelable with one months' notice, The Company paid rental expense of $2,354 to lease office space for the year ended December 31, 2019.

NOTE 4 – DEFERRED INCOME TAXES

As of December 31, 2019, the Company has approximately $50,536 net operating loss (NOL) carryforward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section382.

The NOL increased by $60,311 for the year ended December 31, 2019.

Deferred tax assets:

Net operating loss carry forward	$ 50,536
Valuation allowance for net deferred assets	$ 50,536

As of December 31, 2019, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2019, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2016-2019 remain open for examination.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2019, the Company has negative net capital of $42,546, which deficit exceeds its minimum of $5,000 by $47,546. Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2019 does not differ materially from the net capital computation contained in the for unaudited FOCUS Report IIA for the period ending December 31, 2019. Consequently, a reconciliation was not required and is therefore not including herein

NOTE 6 – NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02 Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost $2,354 relating to the office lease for the year ended December 31, 2019.

NOTE 7 – COMPANY CONDITIONS

The Company has a loss of $60,311 for the year ending December 31, 2019 and has received capital contributions from its stockholders for working capital. The LMJ has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, Subsequent Events. The Company has determined that are no subsequent events through the date and time the financial were issued.

SUPPLEMENTARY INFORMATION

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

Schedule I

Net Capital		
Total Stockholders' Equity	$	(42,484)
Deduct total non-allowable assets		(62)
Net capital before haircuts on securities		(42,546)
Haircuts on investment securities		
Net Capital		(42,546)
Aggregated Indebtedness		
Accounts payable and accrued expenses		42,596
Total Aggregate Indebtedness		42,596
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Net Capital Deficiency	$	(47,546)
Percentage of aggregate indebtedness to net capital		

Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:

Net Capital Deficiency, as reported in Company's unaudited Part II of Form X-17A-	$	(47,546)
Percentage of aggregate indebtedness to net capital		-100.12%

Note: Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this audit report for the period ending December 31, 2019 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2019. Consequently, a reconciliation was not required and is therefore not included herein.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Hamershlag Sulzberger Borg Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hamershlag Sulzberger Borg Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hamershlag Sulzberger Borg Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Hamershlag Sulzberger Borg Capital Markets, Inc. stated that Hamershlag Sulzberger Borg Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hamershlag Sulzberger Borg Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamershlag Sulzberger Borg Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

August 3, 2020

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.
1180 Avenue of the Americas 8th Floor
NY, NY 10036

July 27, 2020

To whom it may concern:

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2019 without exception.

Norman Fuchs
CEO, CFO